[Mantyla McReynolds, LLC Letterhead]




November 12, 2003


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Dear Sir/Madam:

We have read the statements included under Item 4 in the form 8-K dated November 10, 2003, of Omni Medical Holdings, Inc. (fka Piezo Instruments, Inc.) to be filed with the Securities and Exchange commission and are in agreement with the statements contained therein insofar as they relate to our audits for the years ended December 31, 2002 and 2001, and our reviews of interim financial statements through June 30, 2003. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement of Gelfond Hochstadt Pangburn P.C., or the approval of such engagement by the Board of Directors.

Very truly yours,

Mantyla McReynolds